SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Variable Rate Series III Notes in a principal amount of ARS 353,991,881.00, due 2021.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on November 24, 2020, will start the payment of the second installment of interests and first capital installment related to its Series III Notes issued on May 21, 2020.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 24, 2020
Number of service to be paid:	Second installment of interests.
Period comprised by the payment:	August 21, 2020 / November 21, 2020
Concept of payment:	Interests (100%) and Capital (30%)
Payment Currency:	ARS (Argentine pesos).
Capital Outstanding:	ARS 353,991,881.00
Annual Nominal Interest:	36.2490%
Amount of interest being paid:	ARS 32,343,279.42
Amount of capital being paid:	ARS 106,197,564.30

Interests will be paid to the people at whose name the Notes were registered as of November 20, 2020 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 17, 2020	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets